UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant: Athersys, Inc.

Former Name if Applicable:

1625 Rockwell Avenue
Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44114-2634
City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 within the prescribed time period. As previously disclosed, on January 5, 2024, the Registrant and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Ohio (such cases, the “Cases”). Due to the considerable time and resources the Registrant’s management is devoting to the Cases, the Registrant does not have the funds, personnel, or third party audit providers necessary to prepare and timely file its Annual Report on Form 10-K on or before the due date without unreasonable effort or expense. The Registrant cannot estimate at this time when, if at all, it will be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (or other Periodic Reports).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kasey Rosado	216	431-9900
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has concluded that it is unable to file an Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (or other Periodic Reports) without unreasonable effort and expense for the reasons described in Part III of this Form 12b-25. The Registrant’s results of operations for the fiscal year ended December 31, 2023 differed significantly from its results of operations for the fiscal year ended December 31, 2022 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including events precipitating the commencement of the Cases.

Athersys, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Kasey Rosado
Kasey Rosado
Interim Chief Financial Officer